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                              May 9, 2023

       Adam M. Givertz
       Partner
       Paul, Weiss, Rifkind, Wharton & Garrison LLP
       1285 Avenue of the Americas
       New York, NY 10019-6064

                                                        Re: Hammerhead Energy
Inc.
                                                            Schedule TO-I filed
April 28, 2023
                                                            File No. 005-94006

       Dear Adam M. Givertz:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Capitalized terms not defined herein have the meaning ascribed to them in the Offer to Purchase.

       Schedule TO-I filed April 28, 2023

       General

   1.                                                   Please disclose
prominently the fact that the Offer's $1.00 Purchase Price falls significantly below the
lower end of VRC's fair market value range for both the Public
                                                        Warrants and the
Private Placement Warrants.
   2. We note the following disclosure on page 4: "Hammerhead believes that the purchase of
                                                        Warrants through the
Offer will not cause the remaining Warrants to be de-listed from
                                                        Nasdaq or the TSX,
provided that Hammerhead continues to be in compliance with the public distribution
requirements for such Warrants on the Nasdaq and the TSX,
                                                        respectively." We also
note conditions (m) and (q) on page 15, which suggest that the
                                                        Offer will fail if
completion of the Offer and the purchase of the Warrants might cause delisting or
deregistration of the Warrants. In a more straightforward manner, please disclose whether or not
there is a risk that the Offer will lead to the delisting or deregistration of the
Warrants. To the extent that such risk exists, please provide a legal
 Adam M. Givertz
Paul, Weiss, Rifkind, Wharton & Garrison LLP
May 9, 2023
Page 2
         analysis as to why Rule 13e-3 is inapplicable to the transaction, or, alternatively, please file a Schedule 13E-3.
Conditions of the Offer, page 13

3. We note condition (c)(iii) on page 13, which refers to there having occurred "any actual or potential existence, occurrence or continuation of any force majeure events, including any earthquakes, floods, hurricanes, a natural disaster, pandemic, outbreak, epidemic, or the commencement of a war, armed hostilities, act of terrorism, political instability or other international, national or regional calamity, crisis, emergency, act of God or any governmental or other response to any of the foregoing, directly or indirectly involving or affecting Canada, the United States or any other region where the Corporation maintains significant business activities." Such broad drafting, which would appear to provide
         Hammerhead with an essentially unlimited ability to invoke the condition and terminate the Offer, raises concerns that the Offer is illusory. Please revise to more narrowly tailor this condition, or advise.
4. We note condition (c)(viii), which refers to there having occurred "any significant, in the reasonable judgment of the Corporation, decrease or increase in the market price of the
         Warrants after the close of business on April 27, 2023." Please disclose more specifically what would constitute a "significant" decrease or increase.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to David Plattner at 202-551-8094.



FirstName LastNameAdam M. Givertz                    Sincerely,
Comapany NamePaul, Weiss, Rifkind, Wharton & Garrison LLP
                                                     Division of Corporation
Finance
May 9, 2023 Page 2                                   Office of Mergers and
Acquisitions
FirstName LastName